UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of August 2025

Commission File Number: 001-37827

TRITON INTERNATIONAL LIMITED (Exact name of registrant as specified in its charter)
Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F☒   Form 40-F☐

Triton International Reports Management Transition

On August 21, 2025, Triton International Limited (the “Company”) announced that Carla L. Heiss, Senior Vice President, General Counsel and Secretary, will transition from her current role to the role of Senior Vice President, Legal, effective September 1, 2025. Ms. Heiss will remain with the Company in her new role through the end of 2025. Effective September 1, 2025, Lily H. Colahan, currently the Associate General Counsel, Corporate, will assume the role of Vice President, General Counsel and Secretary of the Company.

Incorporation by Reference

This Current Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-283474) (the “Registration Statement”), as such Registration Statement may be amended from time to time.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
TRITON INTERNATIONAL LIMITED

Date: August 22, 2025	By:	/s/ BRIAN M. SONDEY
Name: Brian M. Sondey
Title: Director and Chief Executive Officer

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